UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9753

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation Savings and Capital Growth Plan
 (referred to herein as the “Plan”)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation
Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Georgia Gulf Corporation Savings and Capital Growth Plan

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

NOTE:     All other supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation Savings and Capital Growth Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, GA
June 28, 2007

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Cash	$—	$15,495
Company Contribution Receivable	59,593	62,234
Participant Contributions Receivable	158,442	162,790
Investments—At fair value:
Participant-Directed	207,408,406	204,251,171
Non-Participant-Directed	20,770,814	21,906,799
Total Investments	228,179,220	226,157,970

Total Assets	228,397,255	226,398,489

LIABILITIES
Excess Contributions Payable	(26,333)	(47,078)

Net Assets Available For Benefits At Fair Value	$228,370,922	$226,351,411

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts (note 2)	1,311,628	905,958

Net Assets Available for Benefits	$229,682,550	$227,257,369

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividends	$10,553,477
Net appreciation in fair value of investments	7,079,325

Total investment income	17,632,802

Contributions:
Participants	6,002,200
Company	4,432,451
Rollovers	510,449

Total contributions	10,945,100

Total additions	28,577,902

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(25,975,661)
Transaction fees	(177,060)

Total deductions	(26,152,721)

NET INCREASE	2,425,181

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	227,257,369

End of year	$229,682,550

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                                      PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the ”Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General —The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan managed by Merrill Lynch (the “Trustee”) and covers substantially all salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there is an additional component for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

Capital Growth Account —All full-time salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements, are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants’ annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service (“IRS”) regulations and are vested immediately. This contribution is made for all participants who are employed on the last day of the plan year, whether or not they elect to contribute a portion of their compensation into the Savings Account of the Plan. All contributions are participant-directed. Participants may change their investment elections at any time.

Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with ten or more years of service will be entitled to a contribution for the year of termination.

Savings Account —All full-time salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements, may elect to participate in the savings account as of the first of the month following the completion of 60 days of service.  Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 100% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a monthly basis. The Company matches 50% of the participants’ pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first two years of service and 20% per year for the third, fourth, fifth and sixth years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee). Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings.  Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested.  Once the participant is 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Salaried Employees Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2006 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.                   Vanguard Wellington Fund- Admiral Shares

b.                  Harbor Capital Appreciation Fund — Institutional Class

c.                   INVESCO Stable Value Trust

d.                  Dodge & Cox Stock Fund

e.                   American Funds Europacific Growth Fund

f.                     Georgia Gulf 401(k) Common Stock Fund

g.                  Georgia Gulf Employee Stock Ownership Fund

h.                  Vanguard S&P 500 Index Fund

i.                      Lord Abbett Small Capital Value Fund

j.                      Roxbury Small Capital Growth Fund

Benefits/Distributions —Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  Participants may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates were based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 5.0% to 9.25% at December 31, 2006 and 5.0% to 10.5% at December 31, 2005. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan.  Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of company contributions and investment earnings (losses) thereon and investment manager expenses. Allocations of income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures —Forfeitures are used to reduce future Company contributions.  Forfeitures used to reduce Company contributions were $0 and $27,957 in 2006 and 2005, respectively.  There were $192,966 and $150,777 of unallocated forfeitures at December 31, 2006 and 2005, respectively.

Administrative Expenses —Administrative expenses, including trustee fees, are borne by the Company.  Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.  In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service.  In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, common trust funds, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price.  Investments in common trust funds are stated at fair value as determined by the issuer of the common trust fund based on the fair value of the underlying investments.  Common trust funds with the underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are stated at outstanding balance, which approximates fair value.  The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value.  For the investment contracts, fair value is determined based on the present value of the contract’s expected cash flows, discounted by the current market rates for the like-duration and like-quality investments.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Excess Contribution Refundable — The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3.                                      INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005:

	2006		2005
	Shares/Units	Fair Value	Shares/Units	Fair Value

Total AIM Basic Balanced Fund—participant-directed	—	$—	1,341,611	$16,434,730
INVESCO Stable Value Fund—participant-directed	57,435,658	56,209,352	55,962,182	55,120,065
INVESCO Stable Value Fund—nonparticipant-directed	3,996,165	3,910,843	4,242,504	4,178,663
Total INVESCO Stable Value Fund	61,431,823	60,120,195	60,204,686	59,298,728
American Funds Europacific Growth Fund—participant-directed	454,741	21,172,750	427,266	17,560,635
American Funds Europacific Growth Fund—nonparticipant-directed	92,460	4,304,953	56,621	2,320,521
Total American Funds Europacific Growth Fund	547,201	25,477,703	483,887	19,881,156
Dodge & Cox Stock Fund—participant-directed	254,247	39,016,750	263,506	36,158,347
Dodge & Cox Stock Fund—nonparticipant-directed	34,371	5,279,418	48,306	6,628,569
Total Dodge & Cox Stock Fund	288,618	44,296,168	311,812	42,786,916
American Express New Dimensions Fund—participant-directed	—	—	678,977	13,457,319
American Express New Dimensions Fund—nonparticipant-directed	—	—	330,887	6,558,184
Total American Express New Dimensions Fund	—	—	1,009,864	20,015,503
Vanguard S&P 500 Index Fund	159,906	20,722,249	185,569	21,156,668
Vanguard Wellington Fund — Admiral Shares	327,219	18,330,833	—	—
Roxbury Small Capital Growth Fund—participant-directed	647,730	12,280,957	581,329	10,667,385
Roxbury Small Capital Growth Fund—nonparticipant-directed	56,117	1,063,977	61,265	1,124,223
Total Roxbury Small Capital Growth	703,847	13,344,934	642,594	11,791,608
Harbor Capital Appreciation Fund — Institutional Class—participant-directed	402,601	13,426,751	—	—
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	154,760	5,161,242	—	—
Total Harbor Capital Appreciation Fund	557,361	18,587,993	—	—
Georgia Gulf Employee Stock Ownership Fund	610,255	11,784,030	485,287	14,762,417

The following table summarizes the net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2006:

Georgia Gulf Corporation Common Stock Fund and Employee Stock Ownership Fund	$(6,329,571)
Mutual funds	13,408,896

$7,079,325

4.                                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                                      NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005 and for the year ended December 31, 2006 are as follows:

	2006	2005
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$5,161,242	$—
American Express New Dimensions Fund	—	6,558,184
Dodge & Cox Stock Fund	5,279,418	6,628,569
American Funds Europacific Growth Fund	4,304,953	2,320,521
INVESCO Stable Value Fund	3,910,843	4,178,663
Lord Abbett Small Capital Value Fund	1,050,381	1,096,639
Roxbury Small Capital Growth Fund	1,063,977	1,124,223
Total investments	$20,770,814	$21,906,799
Changes in net assets:
Net appreciation in fair value of investments	$2,386,021
Funds transferred to participant directed accounts	(86,880)
Distributions to participants or beneficiaries	(3,435,126)
	$(1,135,985)

6.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005
Net asssets available for benefits per the financial statements	$229,682,550	$227,257,369
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,311,628)	(905,958)
Net assets available for benefits per the Form 5500	$228,370,922	$226,351,411

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2006.  No reconciliation was necessary for the year ended December 31, 2005.

Total additions per the financial statements	$28,577,902
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,311,628)

Total income per the Form 5500	$27,266,274

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total income per the Form 5500 for the year ended December 31, 2006.  No reconciliation was necessary for the year ended December 31, 2005.

Net increase in net assets available for benefits per the financial statements	$2,425,181
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,311,628)

Net increase in total income per the Form 5500	$1,113,553

7.                                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee. These transactions qualify as party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 16 and 92,613 shares, respectively, of common stock of Georgia Gulf Corporation, the sponsoring employer, with a cost basis of $1,382 and $2,975,112, respectively. In addition, at December 31, 2006 and 2005, the Plan held 610,225 and 485,287 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2006 and 2005, the cost basis of this investment was $13,152,532 and $10,195,646, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $27,872 from the Georgia Gulf Corporation Common Stock Fund and dividend income of $156,875 from the Georgia Gulf Corporation Employee Stock Ownership Plan Fund.

******

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

*	AMVESCO NATIONAL TRUST COMPANY	Collective trust—INVESCO Stable Value Fund (participant-directed), 57,435,658 units	$	**	$56,209,352
		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 3,996,165 units	3,996,165		3,910,843
		Mutual funds:
	LORD ABBETT FUNDS	Lord Abbett Small Capital Value Fund (participant-directed), 320,910 shares		**	9,973,895
		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 33,796 shares	956,813		1,050,381
	AMERICAN FUNDS	American Funds Europacific Growth Fund (participant-directed), 454,741 shares		**	21,172,750
		American Funds Europacific Growth Fund (nonparticipant-directed), 92,460 shares	3,542,517		4,304,953
	DODGE & COX FUND	Dodge & Cox Stock Fund (participant-directed), 254,247 shares		**	39,016,750
		Dodge & Cox Stock Fund (nonparticipant-directed), 34,371 shares	4,150,652		5,279,418
	THE VANGUARD GROUP	Vanguard S&P 500 Index Fund, 159,906 shares		**	20,722,249
		Vanguard Wellington Fund — Admiral Shares, 327,219 shares		**	18,330,833
	HARBOR FUNDS	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 402,601 shares		**	13,426,751
		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 154,760 shares	5,165,888		5,161,242
	ROXBURY FUNDS	Roxbury Small Capital Growth Fund (participant-directed), 647,730 shares		**	12,280,957
		Roxbury Small Capital Growth Fund (nonparticipant-directed), 56,117	935,594		1,063,977
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 5.00% to 9.25% and maturities through 6/13/2014)			4,490,539
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Fund, 610,255 shares		**	11,784,030
		Georgia Gulf Corporation Common Stock Fund, 16 shares		**	300
		Total investments			$228,179,220

 *         Represents a party-in-interest

**        Cost information is excluded as investments are participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation Savings and Capital Growth Plan
(Name of Plan)

Georgia Gulf Corporation
(Plan Administrator)

Date: June 28, 2007	/s/ JOEL I. BEERMAN
By: Joel I. Beerman
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm